Confidential Treatment Requested by Crane Company

Pursuant to 17 C.F.R. § 200.83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE MANHATTAN WEST

NEW YORK, NY 10001

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

December 9, 2022

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CONFIDENTIAL SUBMISSION VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton
Ernest Greene
Jennifer Angelini
Jay Ingram

Re:	Crane Company
Amendment No. 2 to Draft Registration Statement on Form 10-12B
Submitted November 23, 2022
CIK No. 0001944013

Ladies and Gentlemen:

Crane Company (the “Company”) hereby provides responses, which are being submitted on a confidential basis, to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated December 7, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form 10 (the “Registration Statement”) of the Company. In response to the comment set forth in the Comment Letter, the Company will revise the Registration Statement. The Registration Statement relates to the proposed distribution by Crane Holdings, Co. (“Crane Holdings, Co.”) to its stockholders of 100% of the outstanding shares of common stock of the Company.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

December 9, 2022

The Company will publicly file the Registration Statement and all non-public draft submissions thereof at least 15 days prior to the requested effective date of the Registration Statement.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form 10-12B

Crane Holdings, Co. – Unaudited Condensed Consolidated Interim Financial Statements Condensed Consolidated Statements of Cash Flows, page F-6

1.

Please reconcile the amount of loss on divestiture of asbestos-related assets and liabilities of $148.9 million during the nine months ended September 30, 2022 with the $162.4 million shown in the statements of operations on page F-2. We note disclosure on page F-21, the difference represents $13.5 million of transaction costs. Please also disclose where you have reflected the transaction costs in the financial statements. Similar reconciliation and disclosure also applies to the statements of cash flows for Crane Company at page F-86 and discussion on page F-98. Please advise or revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the reconciliation of the non-cash portion of the loss on the transaction ($148.9 million) and the total loss on the transaction ($162.4 million) is presented in footnote 10 on page F-21. Transaction costs of $13.5 million were paid in cash in the period presented, and therefore, they do not represent a reconciling item and are not added back to Net Income in the Statements of Cash Flows on page F-6. To provide further clarity in the financial statements, the Company will revise in a subsequent amendment to the Registration Statement the Statements of Cash Flows on page F-6 to rename the “Loss on divestiture of asbestos-related assets and liabilities” as “Non-cash loss on divestiture of asbestos related assets and liabilities.” The Company will make a similar revision to the Statements of Cash Flows of Crane Company that appear on page F-86.

***

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

December 9, 2022

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2660 or annbeth.stebbins@skadden.com.

Very truly yours,

/s/ Ann Beth Stebbins

Ann Beth Stebbins

cc:	Max H. Mitchell

President and Chief Executive Officer

Crane Company

Richard A. Maue

Senior Vice President and Chief Financial Officer

Crane Company

Anthony M. D’Iorio

Senior Vice President, General Counsel and Secretary

Crane Company

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